Mail Stop 3561

April 22, 2010

Via Fax & U.S. Mail

Mr. James B. Perry
Chief Executive Officer
Isle of Capri Casinos Inc.
600 Emerson Road
Suite 300
Saint Louis, Missouri 63141

      Re: **Isle of Capri Casinos Inc.**
                 Form 10-K for the year ended April 26, 2009
                 Filed June 24, 2009
                 File No. 0-20538

Dear Mr. Perry:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief